Asbury Automotive Group, Inc.

2905 Premiere Parkway, Suite 300

Duluth, GA 30097

March 21, 2014

VIA Electronic (EDGAR correspondence file) Supplemental Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Elizabeth Walsh

Re:	Asbury Automotive Group, Inc. Preliminary Proxy Statement Filed March 5, 2014 File No. 001-31262

Dear Ms. Walsh:

This letter is to confirm that, in response to a telephonic comment of the staff of the Division of Corporation Finance (the “Staff”) relating to the above-referenced proxy statement received on March 18, 2014, Asbury Automotive Group, Inc. (the “Company”) has agreed to make the revisions to Proposal 2 in the proxy statement in the form provided to you via e-mail on March 19, 2014.

If you have additional questions or comments in relation to the proxy statement, please do not hesitate to contact me at 770-418-8246 or via e-mail at gvillasana@asburyauto.com. Atlternatively, you may contact Joel May at Jones Day, the Company’s external legal counsel at 404-581-8967 or via e-mail at jtmay@jonesday.com.

Thank you for your prompt attention to this matter.

Sincerely,

  /s/ George A. Villasana
George A. Villasana
Vice President, General Counsel and Secretary

cc:    Joel T. May, Jones Day